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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _______________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 18)*

                             _______________________

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.10 per share
            Class B Common Stock, Series 1, Par Value $.10 per share
                         (Title of Class of Securities)

                        Class A Common Stock: 895927 10 1
                        Class B Common Stock: 895927 30 9
                                 (CUSIP Number)

                                  PETER W. MAY
                           c/o TRIARC COMPANIES, INC.
                                 280 Park Avenue
                            New York, New York 10017
                            Tel. No.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             _______________________

                                  June 26, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 2 of 10
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DWG ACQUISITION GROUP, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                       (b) [_]

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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                              7    SOLE VOTING POWER  (See Item 5)

                                   -0-
                              --------------------------------------------------
         NUMBER OF            8    SHARED VOTING POWER  (See Item 5)
           SHARES
    BENEFICIALLY OWNED             6,024,662 (Class A Common Stock)
    BY EACH REPORTING              4,763,434 (Class B Common Stock)
          PERSON              --------------------------------------------------
           WITH               9    SOLE DISPOSITIVE POWER  (See Item 5)

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER  (See Item 5)

                                   6,024,662 (Class A Common Stock)
                                   4,763,434 (Class B Common Stock)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See Item 5)

      6,024,662 (Class A Common Stock)
      4,763,434 (Class B Common Stock)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       29.8% (Class A Common Stock)
       11.8% (Class B Common Stock)
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14     TYPE OF REPORTING PERSON

       PN
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

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 3 of 10
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NELSON PELTZ
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER  (See Item 5)

                                   3,014,036 (Class A Common Stock)
                                   5,886,188 (Class B Common Stock)
                              --------------------------------------------------
         NUMBER OF            8    SHARED VOTING POWER  (See Item 5)
           SHARES
    BENEFICIALLY OWNED             6,024,662 (Class A Common Stock)
    BY EACH REPORTING              4,763,434 (Class B Common Stock)
          PERSON              --------------------------------------------------
           WITH               9    SOLE DISPOSITIVE POWER  (See Item 5)

                                   3,014,036 (Class A Common Stock)
                                   5,886,188 (Class B Common Stock)
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER  (See Item 5)

                                   6,024,662 (Class A Common Stock)
                                   4,763,434 (Class B Common Stock)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See Item 5)

      9,038,698 (Class A Common Stock)
     10,649,622 (Class B Common Stock)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.6% (Class A Common Stock)
       24.5% (Class B Common Stock)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 4 of 10
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PETER W. MAY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER  (See Item 5)

                                   1,900,168 (Class A Common Stock)
                                   3,705,746 (Class B Common Stock)
                              --------------------------------------------------
         NUMBER OF            8    SHARED VOTING POWER  (See Item 5)
           SHARES
    BENEFICIALLY OWNED             6,024,662 (Class A Common Stock)
    BY EACH REPORTING              4,763,434 (Class B Common Stock)
          PERSON              --------------------------------------------------
           WITH               9    SOLE DISPOSITIVE POWER  (See Item 5)

                                   1,900,168 (Class A Common Stock)
                                   3,705,746 (Class B Common Stock)
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER  (See Item 5)

                                   6,024,662 (Class A Common Stock)
                                   4,763,434 (Class B Common Stock)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See Item 5)

      7,924,830 (Class A Common Stock)
      8,469,180 (Class B Common Stock)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       37.5% (Class A Common Stock)
       20.0% (Class B Common Stock)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 5 of 10
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                        AMENDMENT NO. 18 TO SCHEDULE 13D


                  This Amendment No. 18 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004 and as amended by Amendment No. 17 dated April 26, 2004 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

                  Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14, 15, 16 and 17, all references in the Statement to "Common Stock" shall be deemed to refer to the Class A Common Stock.

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 6 of 10
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE COMMON STOCK OF THE ISSUER.


                  Item 6 of the Statement is amended by adding the following:

                  As disclosed by the Company, on June 26, 2004, the Company entered into a Purchase Agreement (the "Deerfield Purchase Agreement") with Sachs Capital Management LLC, Deerfield Partners Fund II LLC, Scott A. Roberts and Marvin Shrear (collectively, the "Deerfield Sellers"), pursuant to which, inter alia, the Company agreed to purchase from the Deerfield Sellers, upon the terms and subject to the conditions set forth therein, approximately 63.6% of the membership interests in Deerfield & Company LLC ("Deerfield").

                  In connection with the transactions contemplated by the Deerfield Purchase Agreement, Deerfield and Deerfield Capital Management LLC, a wholly owned subsidiary of Deerfield ("DCM"), entered into an Employment Agreement with Gregory H. Sachs, the Chairman and Chief Executive Officer of Deerfield (the "Sachs Employment Agreement"), to become effective and subject to the consummation of the transactions contemplated by the Deerfield Purchase Agreement. Pursuant to the Sachs Employment Agreement, Mr. Sachs is entitled to, among other things, an annual bonus based on the EBITDA (as defined therein) of Deerfield and its consolidated subsidiaries during the applicable fiscal year, subject to adoption by the Company's stockholders of an amendment to the Company's 1999 Executive Bonus Plan (the "Amendment").

                  In connection with the transactions contemplated by the Deerfield Purchase Agreement, Messrs. Peltz and May entered into a Voting Agreement, dated as of June 26, 2004 (the "Sachs Voting Agreement") with Mr. Sachs.

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 7 of 10
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Pursuant to the Sachs Voting Agreement, Messrs. Peltz and May agreed to vote, or to cause their respective affiliates and certain family members to vote, on the terms and subject to the conditions set forth therein, at the next annual or special meeting of the Company's stockholders, all shares of Class A Common
Stock and Class B Common Stock beneficially owned by them and their respective family members or affiliates, as the case may be, in favor of the adoption of the Amendment. The descriptions of the provisions of the Sachs Voting Agreement contained herein are qualified in their entirety by the actual terms of such Sachs Voting Agreement, a copy of which is filed as Exhibit 28 and is incorporated herein by reference.

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 8 of 10
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                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 29, 2004




                                        DWG ACQUISITION GROUP, L.P.


                                        By: /s/ Nelson Peltz
                                            -----------------------
                                            Name:  Nelson Peltz
                                            Title: General Partner



                                        By: /s/ Peter W. May
                                            -----------------------
                                            Name:  Peter W. May
                                            Title: General Partner



                                        /s/ Nelson Peltz
                                        ---------------------------
                                        Nelson Peltz


                                        /s/ Peter W. May
                                        ---------------------------
                                        Peter W. May

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                         Page 9 of 10
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                                    Exhibit Index
                                    -------------

 Exhibit                             Description                           Page No.
 -------                             -----------                           --------
    1      Stock Purchase Agreement dated as of October 1, 1992 by       Filed with Original
           and between the Purchaser, Posner, Posner Trust and           Statement
           Security Management.

    2      Exchange Agreement dated as of October 12, 1992 between       Filed with Original
           the Company andSecurity Management.                           Statement

    3      Agreement dated as of October 1, 1992 between the             Filed with Original
           Company and the Purchaser.                                    Statement

    4      Agreement of Limited Partnership of the Purchaser dated as    Filed with Original
           of September 25, 1992.                                        Statement

    5      Joint Filing Agreement of the Purchaser, Peltz and May.       Filed with
                                                                         Amendment No. 14

    6      Memorandum of Understanding, dated January 21, 1993, by       Filed with
           and between the Purchaser and William A. Ehrman,              Amendment No. 2
           individually and derivatively on behalf of SEPSCO.

    7      Letter dated January 25, 1993 from Steven Posner to the       Filed with
           Purchaser (including proposed terms and conditions of         Amendment No. 2
           Consulting Agreement to be entered into between the
           Company and Steven Posner).

    8      Undertaking and Agreement, dated February 9, 1993,            Filed with
           executed by the Purchaser.                                    Amendment No. 3

    9      Amendment No. 3 dated as of April 14, 1993 to Agreement       Filed with
           of Limited Partnership of the Purchaser.                      Amendment No. 4

   10      Citibank Loan Documents (Exhibits and Schedule omitted).      Filed with
                                                                         Amendment No. 4

   11      Republic Loan Documents (Exhibits and Schedules omitted).     Filed with
                                                                         Amendment No. 4

   12      Pledge and Security Agreement, dated as of April 5, 1993,     Filed with
           between the Purchaser and Citibank.                           Amendment No. 5

   13      Custodial Loan Documents.                                     Filed with
                                                                         Amendment No. 5

   14      Agreement, dated May 2, 1994 among Nelson Peltz,              Filed with
           Peter W. May and Leon Kalvaria.                               Amendment No. 6

   15      Amended and Restated Pledge and Security Agreement,           Filed with
           dated as of July 25, 1994 between the Purchaser and           Amendment No. 6
           Citibank.

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Class A Common Stock: CUSIP NO. 895927 10 1
Class B Common Stock: CUSIP NO. 895927 30 9                        Page 10 of 10
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
 Exhibit                             Description                           Page No.
 -------                             -----------                           --------
   16      Amendment No. 1 dated as of November 15, 1992 to              Filed with
           Agreement of Limited Partnership of the Purchaser.            Amendment No. 7

   17      Amendment No. 2 dated as of March 1, 1993 to Agreement        Filed with
           of Limited Partnership of the Purchaser.                      Amendment No. 7

   18      Amendment No. 4 dated a January 1, 1995 to Agreement of       Filed with
           Limited Partnership of the Purchaser.                         Amendment No. 7

   19      Amendment No. 5 dated as of January 1, 1996 to                Filed with
           Agreement of Limited Partnership of the Purchaser.            Amendment No. 7

   20      BOA Loan documents (Exhibits and Schedules omitted).          Filed with
                                                                         Amendment No. 7

   21      Letter, dated October 12, 1998, from Messrs. Nelson Peltz     Filed with
           and Peter W. May to the Company.                              Amendment No. 8

   22      Press release, issued by the Company, dated October 12,       Filed with
           1998.                                                         Amendment No. 8

   23      Letter, dated October 12, 1998, from the Company to           Filed with
           Messrs. Nelson Peltz and Peter W. May.                        Amendment No. 8

   24      Press release issued by the Company, dated March 10,          Filed with
           1999.                                                         Amendment No. 9

   25      Amended and Restated Agreement of Limited Partnership         Filed with
           of the Purchaser, amended and restated as of November 11,     Amendment No. 11
           2002.

   26      Pledge Agreement dated April 2, 2001, made by Peltz           Filed with
           Family Limited Partnership, in favor of Bank of America,      Amendment No. 13
           N.A.

   27      Pledge and Security Agreement dated April 2, 2003, made       Filed with
           by Peter W. May, in favor of Bank of America, N.A.            Amendment No. 13
           (Schedule II omitted).

   28      Voting Agreement, dated June 26, 2004, by and among            Filed herewith
           Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.
